September 2, 2009

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Madison Avenue Global Fund (the "Fund")
File Nos. 811-22312, 333-160653

Dear Mr. Silfen:

We have reviewed the Fund's registration statement on Form N-2 filed with the Commission on July 17, 2009. We have the following comments.

Outside Front Cover Page

1.   Because this is a new registration statement under the Securities Act of 1933 (the "Securities Act") and not a post effective amendment, The Securities Act Post-Effective Amendment box should be left blank, and no reference made to acceleration under Section 8(c) of the Securities Act. Also, a cross-reference sheet is no longer needed as part of the registration statement.

2.   Please advise the staff of the nature of the offering. While the facing page of the registration statement indicates that this is an offering under rule 415, the Prospectus discloses that the offering consists of two phases: an Initial Offering at a fixed price, and following the termination of the Initial Offering, a continuous offering at a price equal to net asset value plus a sales load. Please advise the staff whether you are registering two offerings. Are both the Initial Offering and subsequent continuous offering being made on a best efforts basis?

3.   Please make a conforming change to the "Calculation of Registration Fee Under the Securities Act of 1933" chart to reflect the disclosure required by Form N-2. Specifically, the column reading, "Maximum Aggregate Offering Amount" should be changed to "Proposed Maximum Aggregate Offering Price."

4.   We note the "red herring" disclosure in the Prospectus. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment.

5.   Please confirm to the staff that the Total Offering Table discloses all of the information required by Instruction 2 (the last sentence), and Instruction 5 to Item 1.1.g of Form N-2 or revise the disclosure accordingly.

6.   Please revise the Total Offering Table to conform to the disclosure requirements of Item 1.1.g of Form N-2 by adding a "Total" column to the Table. Also, please review the footnotes to the pricing table to ensure they are accurate. For example, the first footnote states that shares are offered at NAV plus a sales load. Does that accurately describe the Initial Offering?

7.   Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the Distributors?

8.   The following language, which appears later in the disclosure, also should be disclosed on the Outside Front Cover Page:

> The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Distributor or a Selling Agent and may only be transferred to persons who are Qualified Investors.

Prospectus

General

9.   Please revise the disclosure to delete equivocal language from the Prospectus. In this regard, in describing the Fund's strategies and risks, avoid the use of unclear terms (*e.g.*, "*other* instruments," "securities *include* common," "*such as*," and "*similar* investment vehicles") and instead describe the Fund's activities in a full manner.   Also, the Prospectus uses all caps to disclose certain items. Please use alternative means that are consistent with the principles of plain English.

10.   The Fund will use Distributors to sell shares of the Fund. Please disclose that the Distributers are underwriters under the federal securities laws or advise the staff why you believe they do not constitute underwriters, as that term is defined by the Securities Act and the Investment Company Act of 1940 ("1940 Act").

Cover Page

11.   Please disclose that shares of closed-end funds typically trade at a discount.

12.   The cover page states that the Distributor will be paid on a monthly basis at an annual rate not to exceed .25% of the net asset value of the Fund "determined on the last day of the month." The Prospectus discloses elsewhere that NAV is determined daily, and that the Incentive Fee and base management fee is accrued and expensed daily. Please explain to the staff why the distribution fee is accrued monthly.

13.   The cover page discloses that, after the Initial Offering is closed, shares of the Fund will be offered for purchase monthly. Please clarify whether sales will be "accepted" during the Initial Offering on a daily basis. Also clarify the procedures of purchasing shares during the Initial Offering. For example, what are the procedures for tending the purchase money to the Fund or distributors?

14.   In addition, after the Initial Offering, a sale of shares occurs when an order is accepted at the end of the month. Pending acceptance by the Fund, the sales price will be deposited by the Fund in an interest bearing escrow account. Please disclose whether investors may, prior to the time of acceptance by the Fund, rescind an order. If so, how quickly will the Fund refund the amount of money, including interest, held in escrow?

15.   The cover page discloses that the Fund "will" make quarterly offers to repurchase 5 to 25 percent of the Fund's outstanding shares. The Fund appears to be an interval Fund under rule 23c-3 of the 1940 Act and has a fundamental policy to make repurchases of 5 percent. Please revise the disclosure to state in plain English that the Fund is an interval fund, and more precisely the Fund's fundamental policy, that repurchases in excess of 5 percent are entirely within the discretion of the Fund, and investors should not rely on repurchase offers being made for amounts in excess of 5 percent of Fund assets.

16.   Given that the Incentive Fee is paid following the fiscal year end, please disclose the fiscal year of the Fund.

17.   Under the caption "To All Investors," the Prospectus discloses that "investors should not rely on any information not contained in this Prospectus." Please revise this disclosure to refer to the statement of additional information as well as exhibits filed by the Fund. Please advise the staff the purpose of the next sentence and whether it may unfairly cause investors to infer that the Fund is disclaiming liability for the contents of the Prospectus.

        Prospectus Summary

18.   The Fund has an investment objective of long term capital appreciation and will pursue that objective, to a substantial extent, by effecting short sales of securities. Please

disclose how short sales further the objective of long term capital appreciation. Will the Fund use securities held longer than a year to cover short sales? In your disclosure, please summarize the taxation of short sales. Disclosure elsewhere in the Prospectus states that the Fund will use one entity for a large percentage of the short sales, identified as the "Prime Broker." Please advise the staff whether 25 percent or more of the Fund's assets may be held by the Prime Broker at any time. If so, we will have further comment. Please disclose the adviser's assessment of the creditworthiness of the Prime Broker, or what standard the adviser uses when selecting a prime broker.

19.   Please disclose the Fund's investment strategy with respect to investing in foreign issuers. In this regard, the staff believes that a fund, which includes the word "global" in its name, should under normal market conditions invest significantly (at least 40% of its total assets, unless market conditions are not deemed favorable by the advisor, in which case the fund would invest at least 30%), in the securities of foreign issuers. Also, disclose how the Fund defines a foreign vs. domestic issuer. In addition, the risk section of the summary mentions emerging market countries. Please mention that the Fund may invest in emerging market countries and identify the limits, if any, on the amount of such investments.

20.   The Prospectus is silent as to the ability of the Fund to leverage using preferred stock. Please disclose whether the Fund may leverage using preferred stock and, if so disclose that the preferred shares represent the leveraging of the Fund. Also discuss that the cost of issuing Preferred Shares will be borne by the common stockholders. Absent disclosure that the Fund has no intent of leveraging using preferred in the next 12 months, these costs should be included in the fee table.

The Fund

21.   The summary discloses that an as of yet unidentified entity "which will register as an investment adviser" will serve as the investment adviser. Please advise the staff when the adviser will register and whether the proposed date of registration is consistent with Section 203 of the Investment Advisors Act of 1940 ("Advisors Act").

22.   The Prospectus in several locations compares the Fund to specialized investment vehicles or hedge funds. Please delete the comparison or embellish the disclosure will all the important distinctions between the two types of entities. For example, hedge funds are not regulated by the 1940 Act and may leverage far in excess of registered funds such as the Fund, are not subject to periodic inspections, have no rules concerning custody of assets, have no reporting obligations except as provided by State law or charter documents, are not subject to the fund governance provisions of the 1940 Act, including a requirement for minimum independence of the board, and restrictions on principal or joint transactions. Also disclose that the advisers to hedge funds need not register under the Advisors Act.

Investment Program

23.   Please revise this section to provide a clearer and more concise description of the key features of the offering. For example, if applicable, please disclose that the Fund will invest in debt securities of any credit quality, including junk bonds.   Disclose whether there is no limit on the amount of assets that may be invested in junk. Also, if applicable, disclose that the Fund will invest in companies that are in default.

24.   The summary also mentions that the Fund may invest in swaps and other derivatives and "other" forward derivatives. Please briefly summarize these investments and disclose the risks.

25.   Please include a heading of "Conflicts of Interest" that precedes the disclosure about the portfolio managers. Please expand the disclosure to discuss the allocation of limited investment opportunities.

Management Fee & Incentive Fee

26.   The summary section introduces, and the Prospectus elsewhere more fully discusses the Incentive Fee arrangement whereby the adviser will be paid an amount equal to 20 percent of the Fund's net profits. Please disclose in the summary and elaborate more fully elsewhere in the Prospectus the definition of profits. Does profit include capital gains, both realized and unrealized, as well as income (or losses)?   Are the two netted? Is the calculation taken from the Fund's financial statements?

The Offering

27.   After the Initial Offering is closed, Fund shares will be sold at NAV plus a sales load. Please disclose how investors will know the NAV per share and how much money to place in deposit with the Fund. Will the Fund advise potential investors near the end of the month when purchases are accepted that the amount on deposit is insufficient?

28.   The summary also discloses that "the specific amount of the sales load paid will be determined by the investor and its Selling Agent." Is the amount of sales load negotiable, or is it fixed and subject to waiver for those individuals indentified in the Prospectus?

Fund Expenses

29.   The summary discloses that "all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the adviser and any custodian or other agent engaged by the Fund" will be paid by the Fund. Please disclose somewhere in the Prospectus how the capital costs for communication equipment will be allocated between the adviser and the Fund, or whether the Fund will

be paid for all communication equipment and services that may be used by the adviser for Fund transactions.

Principal Risk Factors

30.   The summary discloses that the Fund's investment program emphasizes active management and, consequently, high portfolio turnover. Please disclose how a high portfolio turnover is consistent with the Fund's investment objective of long term capital appreciation. Please disclose the estimated portfolio turnover rate.

Additional Risk Factors

31.   Please disclose that the adviser has not managed a registered investment company.

Summary of Fund Expenses

32.   In the paragraph before the "Example" please delete the first sentence because it appears merely to repeat the disclosure in the fifth footnote to the fee table. Also, relocate the last sentence to follow the heading "Summary of Fund Expenses."

33.   The "Shareholder Transaction Expenses" of the fee table only includes the Maximum Sales Load line item. Footnote 5, however, discloses that the Fund will have organizational and offering expenses that are not expected to exceed $250,000. Please include this expense as a shareholder transaction expense, expressed as a percentage of the sales price per share. If the Fund plans any public offering of debt or preferred, this line item should be increased by the estimated costs of those future offerings.

34.   In the fee table, please revise the caption "Annual Expenses" to refer to the percentage of net assets attributable to common shares.

35.   It appears that short sales will be a principal investment strategy of the Fund and the cost of short sales will constitute a material expense of the Fund. While ordinarily the "Other Expenses" line item includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short, given the amount of short sales the Fund will make, you should add a subcategory line item under "Other Expenses" to disclose separately the expenses of selling short   A footnote appended to the line item should explain why a Fund pays these expenses.

36.   The Fund proposes to invest in exchange traded funds (ETFs) and shares of money market mutual funds. If appropriate, add the "AFFE" line item to reflect the indirect expenses associated with these investments, or confirm that these costs, if less than one basis point, are included under "Other" expenses.

37.   Footnote 4 should explain why the Fund has interest payments and the amount of leverage assumed for purposes of the fee table. In addition, a footnote should specify the amount of assets assumed for calculating or estimating the Fund's expenses.

    Example

38.   Please revise the example and disclosure accompanying it to reflect the comments above.

    Principal Risk Factors

39.   The disclosure under this section discusses strategies that are not discussed under a more appropriate location. For example, the risk section introduces the fact that the Fund may invest in initial public offerings, and discusses puts and calls.   Please relocate the strategy disclosure to a more appropriate location.

    Leverage & Borrowings Risk

40.   The Prospectus discloses that the Fund proposes to purchase securities on margin. Please advise the staff of the status of such a transaction under Section 18. For example, please advise whether the Fund proposes to issue other debt securities (or other senior securities representing indebtedness) simultaneous with a purchase of securities on margin.

    Counterparty Credit Risk

41.   The Prospectus discloses that the Fund will seek to effect derivative transactions only with counterparties that "meet certain requirements for credit quality and collateral." Please summarize these requirements and who performs the assessment of creditworthiness.   Are the standards subject to review by the Board of Trustees ("Board")?

    Risks of Bonds and Other Fixed-Income Securities

42.   The Prospectus discloses that the Fund invests in equity and securities having equity "characteristics." Please list the securities in which the Fund may invest that qualify as having equity characteristics, describe them and disclose the risks they pose to the Fund.

43.   The Prospectus also discloses that the Fund may invest in bonds and other fixed-income securities when, in the judgment of the adviser, subject to Board policies, such investments are "warranted." Please disclose when investments in bonds and other fixed income securities would be warranted.

44.   Please disclose the limits, if any, on the amount of assets the Fund may invest in junk bonds.

Risk of Exchange Traded Funds and other Similar Instruments

45.   Please disclose whether the Fund will invest in creation units or retail shares of ETFs, or both. Disclose the risks of investing in products that are similar to ETFs but are not registered under the 1940 Act.

Additional Risk Facts – The Incentive Fee

46.   The Prospectus in narrative form summarizes the Incentive Fee. The disclosure would be enhanced if the Prospectus or SAI had numerical examples of how the Incentive Fee works. The numerical examples of how the Incentive Fee works should include a scenario where the cumulative losses of the Fund are reduced in proportion to the decrease in assets caused by share repurchases. Also, include an example where there is an interim fiscal period created by a net outflow of capital (net share repurchases) during which the adviser receives a portion of the Incentive Fee accrued through that date. In this regard, please advise the staff whether the adviser or its affiliates may invest in the Fund and, by participating in shares repurchases, thereby trigger an interim fiscal period in which the adviser gets paid earlier than otherwise would be the case. In addition, disclose who determines the amount of a share repurchase. What role does the Board have in determining whether a share repurchase exceeds 5% in any quarter? Also, the numerical examples should explain how the "high water mark" works.

47.   The Prospectus discloses that the "Incentive Fee may create an incentive for the adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee." Please also disclose that the adviser may time investments in order to maximize income under the Incentive Fee.   Please disclose if and how the Board will monitor the activities of the adviser and the Incentive Fee in order to be informed about how the Incentive Fee is affecting the investment decisions and timing of the adviser.

48.   The Prospectus discloses that the Incentive Fee is accrued daily as a liability of the Fund, thereby reducing NAV. It further discloses that "an Incentive Fee accrual may subsequently be reversed if the Fund's performance declines. No adjustment to a repurchase price will be made after it has been determined." In this regard:

       A.   The Fund is selling shares on a continuous basis. If an accrual is subsequently reversed, and NAV for that day is thereby increased, is there a possibility that the Fund may have sold shares below NAV on that day? Please advise the staff how the subsequent adjustment of NAV may impact the Fund's compliance with Section 23 of the 1940 Act. The adviser is also paid a management fee of 200 basis points based on net asset value. Is the amount payable under that contract increased if there is a subsequent adjustment to the Incentive Fee accrual? What about any other contracts paid on the basis of NAV?

B. Describe the maximum period of time in which a subsequently adjustment of NAV may be made. Please disclose that the adjustment to the accrual cannot be increased, thereby reducing NAV.

C. Disclose how shareholders may be informed whether the Fund is accruing the Incentive Fee. Will the Fund inform shareholders or investors on an on-going basis or merely in periodic reports?

D. Disclose what happens to the Incentive Fee in the event of dissolution or merger of the Fund, or termination of the advisory contract?

E. Clarify in the disclosure what "net outflow of capital" means in connection with share repurchases. The Prospectus also uses the phrase "net share repurchases." Are these phrases referring to dollar amounts or number of shares? Are they based on a fiscal period?

F. The Prospectus also discloses that the Fund may involuntarily redeem shareholders who would not be qualified to invest in the Fund. In that event, is there a pro rata reduction of the cumulative losses as is the case with share repurchases?   In this regard, please advise the staff of the authority to involuntarily redeem a shareholder. In your response, please discuss the applicability of Section 23(c)(2) and rules 23c-2 and 23c-3.

Repurchase Offers

49.   Please disclose in plain English that the effect of not adjusting the repurchase price even thought NAV has been readjusted upwards is that tendering shareholders will be paid a lower amount then would otherwise be the case.

Principal Investment Strategies & Methodology

50.   Please disclose in detail the nature of swaps, total return swaps and swaptions. Also, list and describe the other derivative investments of the Fund.

Performance Information

51.   Please delete this section, as well as Appendix B, or explain to the staff the authority allowing disclosure regarding the prior performance of Alkeon, which is not the Fund's adviser.   *See Nicholas Applegate Nicholas-Applegate Mutual Funds* (pub. avail. Aug. 6, 1996) (fund may include in its prospectus performance information of private accounts managed by **the fund's investment adviser** that had substantially similar

investment objectives, policies). In this regard we note that the Fund, as described in the Prospectus, does not have an adviser, and that the Fund's adviser will be a new entity with no operating history.

Portfolio Management

52.   Please disclose each portfolio manager's business experience during the past five years. See Item 9.1.c of Form N-2.

53.   In the first paragraph, please delete the second sentence or explain to the staff the authority supporting this disclosure.

Potential Conflicts of Interest

Participation In Investment Opportunities

54.   The third paragraph of this section states:

> When the Adviser and/or Alkeon determine(s) that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with Alkeon's and the Adviser's responsibilities under the Advisers Act and the 1940 Act and their own internal procedures.

Further disclosure states that, "the Fund and the Adviser have adopted a Joint Code of Ethics and Alkeon and Mainsail have each adopted a Code of Ethics which restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions."

55.   What other practices and procedures have the Fund, adviser, and all other relevant parties adopted to address potential conflicts concerning investment opportunities besides codes of ethics? Also, has SMH Capital Inc. adopted any such practices and/or procedures?

Calculation of Net Asset Value

56.   The Prospectus discloses that foreign securities are valued at the last sale prices on the exchange where traded. Will the Fund consider events that occur after the close of the foreign market but before the Fund calculates NAV when determining whether to rely on the foreign market price? In this regard, the disclosure later in this section states that "when an event materially affects the values of securities held by the Fund, such securities may be valued at fair value."   Does this policy apply to securities for which there is a readily available market price?   Is it applicable only to foreign securities where

the event occurs after the close of the foreign market but prior to the determination of NAV by the Fund? Please clarify the disclosure.

Participation in Investment Opportunities

57.   It appears from the disclosure that the decision on how to allocate limited investment opportunities between the Fund and other clients of the adviser will be made on a subjective basis, rather than an objective or pro rata approach. Please disclose this in plain English and the risks it poses to the Fund. The Prospectus also discloses that the adviser will take steps to ensure "that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders." Please advise the staff whether this is the standard by which these transactions will be measured.

Statement of Additional Information

Special Investment Instruments and Techniques

Reverse Repurchase Agreements

58.   This section states, "[t]he Fund has adopted policies designed to minimize certain of the risks of loss associated with reverse repurchase transactions." Please disclose these "policies." Also, disclose the limits, if any, the Fund may borrow through reverse repurchase agreements.

Lending Portfolio Securities

59.   Please disclose, as a percentage of total assets, the amount of Fund portfolio securities that the Fund may lend. Also, please disclose what policies the Fund has regarding the voting rights of portfolio securities that it lends, and whether loaned securities will be recalled in the event of a proxy vote.

Fundamental Policies

60.   Please disclose the Fund's policy with regard to borrowing. *See* Section 8(a) of the 1940 Act.

61.   Please revise the first policy from, "The . . . issuers engaged in any single industry, . . . sector." to, "The . . . issuers engaged in any single industry or group of industries, . . . sector."

Repurchase Agreements

62.   Please disclose the limits, if any, on the amount of assets the Fund may commit to repurchase agreements. In this regard, please elaborate upon the policies the Fund as adopted to "minimize certain of the risks of loss associated with repurchase agreements." Also disclose that a repurchase agreement is considered a loan by the Fund and the objective of entering the transaction.

Restricted and Illiquid Investments

63.   The Prospectus discloses that "[i]t is not expected that the Fund will invest all or a substantial portion of the value of its total assets in such restricted or other illiquid investments." Please specifically describe the illiquidity policy of the Fund as a percentage of net assets.

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review